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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   INFORMATION FILED PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      Date
                                December 28, 2004

                          AMCO Transport Holdings, Inc
             (Exact name of registrant as specified in its charter)

                                    Delaware
                 (State or other jurisdiction of incorporation)

             000-32433                              84-1300072
       (Commission File No.)                     (IRS Employer ID)

                            2 Mott Street, 7th Floor
                            New York, New York 10013
              (Address of principal executive offices and Zip Code)

                                  (212)608-8988
              (Registrant's telephone number, including area code)

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

INTRODUCTION

      This Information Statement, which is being mailed on or about January 11, 2005 to the holders of shares of the common stock, par value $.00001 per share of AMCO Transport Holdings, Inc., a Delaware corporation (the "Company"), is being furnished in connection with a change in majority of the members of the board of directors of the Company (the "Board").

      Effective November 19, 2004, the Company entered into a stock purchase agreement ("Purchase Agreement") with Shu Keung Chui ("Chui") and Bestway Coach Express, Inc. ("Bestway"), pursuant to which Chui acquired 6,900,000 shares (the "Shares") of the Company directly from Bestway. The Shares represent approximately 72.2% of our issued voting equity on a fully diluted basis.

      On November 19, 2004, Wilson Cheng, Vivian Cheng and Kelvin Chan resigned as officers of the Company with immediate effect. The Board appointed Chui and Cheng Chen ("Chen"), to fill the vacancies created by their resignations. Wilson Cheng, Vivian Cheng and Kelvin Chan also tendered their resignations as directors of he Company and appointed Chui and Chen as directors. The change of members of the board will become effective on the tenth day following the filing of this Information Statement with the Securities and Exchange Commission and the mailing of such Information Statement to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors at the close of business on December 28, 2004. See the Section under the heading "Change in Control" below for a more detailed discussion.

      No action is required by the shareholders of the Company in connection with changes to the board. However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Act"), requires that ten days prior to a change in a majority of the board of directors pursuant to an arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d) of the Act, certain information be disseminated to the shareholders.

      This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

CHANGE IN CONTROL.

      The statements made in this Information Statement referencing the Stock Purchase Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Stock Purchase Agreement is attached as an exhibit to the Form 8-K filed by the Company on November 23, 2004.

      On November 19, 2004, the Company entered into the Stock Purchase Agreement with Chui and Bestway pursuant to which Chui acquired the 6,900,000 Shares of common stock of the Company directly from Bestway. The Shares represent approximately 72.2% of our issued voting equity on a fully diluted basis.

      Following the transfer of the 6,900,000 Shares, Bestway still owns 100,000 shares of common stock of the Company.

      On November 19, 2004 and pursuant to the terms of the Stock Purchase Agreement, Wilson Cheng, Vivian Cheng and Kelvin Chan resigned from all offices they held with the Company with immediate effect. Also pursuant to the Stock Purchase Agreement, the Board appointed Chui as President and Chief Financial Officer of the Company and Cheng Chen ("Chen") as Chief Executive Officer and Secretary to fill the vacancies created by the resignations of Wilson Cheng, Vivian Cheng and Kelvin Chan. There was no disagreement among any of the resigning officers and the Company at the time of their resignation.

      Also pursuant to the terms of the Stock Purchase Agreement, Wilson Cheng, Vivian Cheng and Kelvin Chan resigned as directors of the Company and appointed Chui and Chen as directors of the Company. The resignations by Wilson Cheng, Vivian Cheng and Kelvin Chan and the appointment of Chui and Chen shall become effective on the tenth day following the filing of this Information Statement with the Securities and Exchange Commission and the mailing of such Information Statement to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors at the close of business on December 28, 2004.

VOTING SECURITIES

      The authorized capital stock of our company consists of 500,000,000 shares of common stock with a par value of $0.00001 per share of which 9,550,750 shares of common stock were issued and outstanding on December 28, 2004; and 20,000,000 shares of Preferred Stock, $0.00001 par value per share, none of which are currently issued and outstanding. We do not have any other capital stock authorized or issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The table below sets forth as of December 28, 2004 the name and address and the number of shares of our Common Stock, par value $0.00001 per share, held of record or beneficially by each person who held of record, or was known by us to own beneficially, more than 5% of the 9,550,750 shares of our Common Stock issued and outstanding, and the name and shareholdings of each director and of all officers and directors as a group.

Security Ownership of Certain Beneficial Owners
-----------------------------------------------

Title of Class    Name and Address                 Number of Shares   % of Class
--------------    ----------------                 ----------------   ----------

Common Stock      Shu Keung Chui                   6,900,000(1)         72.2
                  18881 Von Karman Ave
                  Suite 1400, Irvine, CA 92612

Common Stock      Stephen M. Siedow                582,872              6.1
                  12373 E. Cornell Avenue
                  Aurora, Colorado  80014

Securities Ownership of Management
----------------------------------

Common Stock      Shu Keung Chui,                  6,900,000(1)         72.2
                  President & CFO

Common Stock      Cheng Chen                              -0-           --
                  CEO & Secretary

Common Stock      Wilson Cheng, Director           100,000(2)           1.05

Common Stock      Vivian Cheng, Director           100,000(2)           1.05

Common Stock      Kelvin Chan, Director            100,000(2)           1.05

Common Stock      Officers and Directors
                  As a Group (4 persons)           7,000,000            73.3%
                                                   =========            =====

----------------------

In the preceding table:

(1) Consists of shares purchased from Bestway Coach Express, Inc., on November 19, 2004.

(2)Consists of the 100,000 shares held by Bestway Coach Express, Inc. Wilson Cheng, Vivian Cheng and Kelvin Chang are shareholders of, and are the current officers and directors of Bestway Coach Express, Inc. Together as a group they control Bestway Coach Express Inc., and therefore they are deemed to be the beneficial owners of the 100,000 shares. None of them owns any shares of our stock directly.

CURRENT OFFICERS AND DIRECTORS OF THE COMPANY

Name                Age       Position                            Dates Served
----                ---       --------                            ------------
Shu Keung Chui      41     President and                    November 19, 2004 to date
                           Chief Financial Officer

Cheng Chen          33     Chief Executive Officer and      November 19, 2004 to date
                           Secretary

Below is certain information on our current directors.

Wilson Cheng served as our President and Chief Executive Officer Treasurer and Chairman of the Board since April 23, 2002 until his resignation as an officer on November 19, 2004. Mr. Cheng is the founder of Bestway Coach Express Inc., a bus service company that provides special destination, charter, tour and other services. He is also its Chairman, Chief Executive Officer, President and Treasurer. He has served in such capacities since the inception of Bestway in August 1997. From 1993 to August 1997, Mr. Cheng was the President of Bestway Tour & Travel Inc., a travel agency located in New York City.

Vivian Cheng served as our Executive Vice President since April 23, 2002 until her resignation as an officer on November 19, 2004. Mrs. Cheng has served as the Executive Vice President and Secretary of Bestway Coach Express Inc, a bus service company with that provides special destination, charter, tour and other services, since its inception in August 1997. From 1993 to date, Ms. Cheng serves as the Vice President of Bestway Tour & Travel Inc., a travel agency located in New York City. Prior to that, Ms. Cheng served as Tour Marketing Manager of Chinese American Travel, Inc., from October 1987 through February 1993.

Kelvin Chan served as Chief Operating Officer, General Manager since April 23, 2002 until his resignation as an officer on November 19, 2004. Mr. Chan has served as the Chief Operating Officer and General Manager of Bestway Coach Express Inc., a bus service company that provides special destination, charter, tour and other services, since October 1998. Prior to that, Mr. Chan was responsible for development, marketing and management of all development and sales at D&D Trading Inc. from June 1988 to September 1998.

Wilson Cheng, and Vivian Cheng are siblings.

Below is certain information regarding the appointees who will become directors of the Company.

Shu Keung Chui currently serves as our President and Chief Financial Officer since his appointment on November 19, 2004. Mr. Chui also serves as the Chairman of the Board of Shanghai Shixin Information Technology Co., Ltd. and has been a director of Super wisdom Co., Ltd. since January 2000. Mr. Chui, aged 41, is a citizen of Hong Kong Cheng

Chen currently serves as our Chief Executive Officer and Secretary since his appointment on November 19, 2004. From January 1997 to December 1998, Mr. Chen served as an information technology engineer in Intel Science & Technology (China) Co., Ltd. Prior to that, Mr. Chen was a technology engineer of East China Computer Research Institute Hua Ci Electronic Development Company from January 1996 to January 1997 and has worked as a software engineer of Shanghai Software Research Institute Guang Da Technology Development Co., Ltd. Mr. Chen, aged 33, is a citizen of the People's Republic of China and graduated in Computer Application from Shanghai Secondary Polytechnic University.

EXECUTIVE COMPENSATION

Compensation

      There was no compensation paid to any executive officer of the Company during 2004 or during the fiscal years ended December 31, 2003 and 2002.

Employment Agreements

      None.

Compensation Pursuant to Plans

      None.

Pension Table

      Not Applicable.

Other Compensation

      None.

Compensation of Directors

      None.

Disclosure Regarding the Company's Equity Compensation Plans

      AMCO 2002 Stock Plan

      We have adopted the AMCO 2002 Stock Plan for persons in a "business relationship" with us. The plan defines business relationship as a relationship in which a person is serving us, our parent, if any, or any of our subsidiaries in the capacity of an employee, officer, director, advisor or consultant. This plan allows us to grant awards of restricted stock or options to purchase stock, including, incentive stock options, provided that incentive stock options may only be granted to our employees. We have reserved a maximum of 20,000,000 common shares to be issued under the plan. The plan is administered by our board or a committee of our board. No shares have been awarded under the AMCO 2002 Stock Plan.

      AMCO 2002 Employee Stock Compensation Plan

      We have adopted the 2002 Employee Stock Compensation Plan for "Employees". The plan defines "Employees" broadly to include (i) our (and our affiliates')executive officers, our (and our affiliates') officers and directors (including our (and our affiliates') advisory and other special directors); (ii) our (and our affiliates') full-time and part-time employees; (iii) natural persons engaged by us or our affiliates as a consultant, advisor or agent; and
(iv) a lawyer, law firm, accountant or accounting firm, or other professional or professional firm engaged by us or our affiliates. We have reserved a maximum of 20,000,000 shares of our common stock to be issued upon the exercise of options granted under this plan. No shares have been issued under this plan.

Warrants outstanding

      None.

Audit Committee

      The Company has not yet established an audit committee. The board of directors acts as the audit committee.

Code of Ethics

      The Company has not adopted a Code of Ethics for its executive officers and employees but is in the process of examining and considering one.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Other than as set forth above, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

      -     any of our directors or officers, including the Director Designee;

      -     any person proposed as a nominee for election as a director;

      - any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

      - any relative or spouse of any of the foregoing persons who has the same house as such person.

LEGAL MATTERS

      None.

                                     *******

                THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR
           INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT
                                  OR REQUIRED.

                                     *******


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

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        AMCO Transport Holdings, Inc


                                        /s/ Shu Keung Chui
                                        ----------------------------------------
                                        Shu Keung Chui
                                        President and Chief Financial Officer

Date: December 28, 2004.